                            UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION


                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                 ----------------------------------------------
In the matter of

CSW Energy, Inc.                                              REPORT FOR PERIOD
Dallas, Texas  75266-0789                                    January 1, 2001 to
                                                                 March 31, 2001

File No.  070-08205                                         PURSUANT TO RULE 24


         This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by CSW Energy, Inc. ("CSW Energy"), a wholly owned subsidiary of Central and South West Corporation ("CSW"). Under HCAR 35-26416, CSW and CSW Energy are authorized to issue letters of credit, bid bonds or guarantees in connection with the development of qualifying cogeneration facilities, qualifying small power production facilities and independent power facilities, including exempt wholesale generators. Attached is the information required pursuant to HCAR 35-26416.

(1) A schedule of all guarantees, letters of credit, bid bonds, and other support arrangements issued by or for the account of CSW or CSW Energy in connection with certain independent power projects as defined in Order 70-8205, and any fees and interest payable related to such guarantees, letters of credit, bid bonds and other support arrangements. See Exhibit A.
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
Exhibit A

                                CSW Energy, Inc.

                        LETTERS OF CREDIT AND GUARANTEES
                            Pursuant to Order 70-8205
                                at March 31, 2001


                               FEES  FEES   REFERENCE
    PROJECT      *    AMOUNT    PD PAYABLE   NUMBER    MATURITY        BENEFICIARY      OBLIGOR           PURPOSE        AUTHORITY
    -------      -    ------    -- -------   ------    --------        -----------      -------           -------        ---------
Trent Wind Farm LC  $2,575,000  N/A 0.28%  SBLC0023/00 May 2002   TXU Electric Company    CSW    Construction Performance 70-8205

Trent Wind Farm  G $37,842,662  N/A  N/A    12/4/2000 End of EPC Enron Wind Constructors  CSW    Construction Performance 70-8205


*  G   - Guarantee
   LC  - Letter of Credit


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                                S I G N A T U R E


         As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, CSW Energy, Inc. has duly caused this report to be signed on its behalf on this 11th day of May, 2001.

                                         CSW Energy, Inc.


                                         /s/ Armando Pena
                                         -----------------------
                                         Armando Pena
                                         Treasurer